UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AMTD International Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

00180G106**

(CUSIP Number)

P&R Finance Limited

Clear Radiant Limited

Unicorn Star Limited

Century City International Holdings Limited

c/o 11th Floor, 68 Yee Wo Street

Causeway Bay, Hong Kong

(852) 2894-7888

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D constitutes Amendment No. 3 to the initial Schedule 13D (the “ Initial Schedule 13D”) filed on January 21, 2020 on behalf of each of P&R Finance Limited, a Hong Kong company (“P&R Finance”), Clear Radiant Limited, a British Virgin Islands company (“Clear Radiant”), Unicorn Star Limited, a British Virgin Islands company (“Unicorn Star”), and Century City International Holdings Limited, a Bermuda company (“Century City”), as amended and supplemented by the Amendment No. 1 to the Initial Schedule 13D filed under Schedule 13D/A on January 27, 2020 (“Amendment No. 1) and further amended and supplemented by the Amendment No. 2 filed under Schedule 13D/A on May 14, 2020 (“Amendment No. 2”, and collectively with the Initial Schedule 13D and Amendment No.1, the “Prior Schedule 13D Filings”), with respect to the Ordinary Shares (the “Ordinary Shares”), comprising Class A ordinary shares, par value of $0.0001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value of $0.0001 per share (“Class B Ordinary Shares”), of AMTD International Inc., a Cayman Islands company (the “Issuer” or “AMTD”). The remainder of this cover page shall be filled out for the reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The CUSIP number of 00180G106 applies to the American depositary shares of the Issuer (“ADSs”). Each American depositary share represents one Class A Ordinary Share. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS P&R Finance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 15,174,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 15,174,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,174,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.50% of the Class A Ordinary Shares (1) (or 5.90% of the total Ordinary Shares (2)(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)

Calculated based upon 74,010,093 Class A Ordinary Shares of the Issuer, comprising 62,327,851 Class A Ordinary Shares as set forth in the Issuer's annual report on Form 20-F filed on April 28, 2021, and 11,682,242 Class A Ordinary Shares newly issued in a private placement as set forth in the Issuer’s current report on Form 6-K filed on January 3, 2022.

(2)

Calculated based upon 257,293,721 Ordinary Shares in the aggregate as a single class, comprising 62,327,851 Class A Ordinary Shares and 183,283,628 Class B Ordinary Shares as set forth in the Issuer's annual report on Form 20-F filed on April 28, 2021 (before taking into account the repurchase of certain Class B Ordinary Shares by the Issuer on September 30, 2021 as set forth in the Issuer’s current report on Form 6-K filed on January 3, 2022), and 11,682,242 Class A Ordinary Shares newly issued in a private placement as set forth in the Issuer’s current report on Form 6-K filed on January 3, 2022.

(3)

In accordance with Rule 13d-3, the percentage reported does not reflect the twenty for one voting power of the Class B Ordinary Shares because the Class B Ordinary Shares are not a registered class of voting equity securities under the Act. The 15,174,000 Class A Ordinary Shares beneficially owned by P&R Finance represents 0.41% of the aggregate combined voting power of the Class A Ordinary Shares and the Class B Ordinary Shares of the Issuer as set out in (2) above.

1	NAMES OF REPORTING PERSONS Clear Radiant Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,069,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 6,069,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.20% of the Class A Ordinary Shares (1) (or 2.36% of the total Ordinary Shares (2)(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)

Calculated based upon 74,010,093 Class A Ordinary Shares of the Issuer, comprising 62,327,851 Class A Ordinary Shares as set forth in the Issuer's annual report on Form 20-F filed on April 28, 2021, and 11,682,242 Class A Ordinary Shares newly issued in a private placement as set forth in the Issuer’s current report on Form 6-K filed on January 3, 2022.

(2)

Calculated based upon 257,293,721 Ordinary Shares in the aggregate as a single class, comprising 62,327,851 Class A Ordinary Shares and 183,283,628 Class B Ordinary Shares as set forth in the Issuer's annual report on Form 20-F filed on April 28, 2021(before taking into account the repurchase of certain Class B Ordinary Shares by the Issuer on September 30, 2021 as set forth in the Issuer’s current report on Form 6-K filed on January 3, 2022), and 11,682,242 Class A Ordinary Shares newly issued in a private placement as set forth in the Issuer’s current report on Form 6-K filed on January 3, 2022.

(3)

In accordance with Rule 13d-3, the percentage reported does not reflect the twenty for one voting power of the Class B Ordinary Shares because the Class B Ordinary Shares are not a registered class of voting equity securities under the Act. The 6,069,000 Class A Ordinary Shares beneficially owned by Clear Radiant represents 0.16% of the aggregate combined voting power of the Class A Ordinary Shares and the Class B Ordinary Shares of the Issuer as set out in (2) above.

1	NAMES OF REPORTING PERSONS Unicorn Star Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 601,724
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 601,724
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 601,724
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.81% of the Class A Ordinary Shares (1) (or 0.23% of the total Ordinary Shares (2)(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)

Calculated based upon 74,010,093 Class A Ordinary Shares of the Issuer, comprising 62,327,851 Class A Ordinary Shares as set forth in the Issuer's annual report on Form 20-F filed on April 28, 2021, and 11,682,242 Class A Ordinary Shares newly issued in a private placement as set forth in the Issuer’s current report on Form 6-K filed on January 3, 2022.

(2)

Calculated based upon 257,293,721 Ordinary Shares in the aggregate as a single class, comprising 62,327,851 Class A Ordinary Shares and 183,283,628 Class B Ordinary Shares as set forth in the Issuer's annual report on Form 20-F filed on April 28, 2021 (before taking into account the repurchase of certain Class B Ordinary Shares by the Issuer on September 30, 2021 as set forth in the Issuer’s current report on Form 6-K filed on January 3, 2022), and 11,682,242 Class A Ordinary Shares newly issued in a private placement as set forth in the Issuer’s current report on Form 6-K filed on January 3, 2022.

(3)

In accordance with Rule 13d-3, the percentage reported does not reflect the twenty for one voting power of the Class B Ordinary Shares because the Class B Ordinary Shares are not a registered class of voting equity securities under the Act. The 601,724 Class A Ordinary Shares beneficially owned by Unicorn Star represents 0.02% of the aggregate combined voting power of the Class A Ordinary Shares and the Class B Ordinary Shares of the Issuer as set out in (2) above.

1	NAMES OF REPORTING PERSONS Century City International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 21,844,724
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 21,844,724
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,844,724
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.52% of the Class A Ordinary Shares (1) (or 8.49% of the total Ordinary Shares (2)(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)

Calculated based upon 74,010,093 Class A Ordinary Shares of the Issuer, comprising 62,327,851 Class A Ordinary Shares as set forth in the Issuer's annual report on Form 20-F filed on April 28, 2021, and 11,682,242 Class A Ordinary Shares newly issued in a private placement as set forth in the Issuer’s current report on Form 6-K filed on January 3, 2022.

(2)

Calculated based upon 257,293,721 Ordinary Shares in the aggregate as a single class, comprising 62,327,851 Class A Ordinary Shares and 183,283,628 Class B Ordinary Shares as set forth in the Issuer's annual report on Form 20-F filed on April 28, 2021 (before taking into account the repurchase of certain Class B Ordinary Shares by the Issuer on September 30, 2021 as set forth in the Issuer’s current report on Form 6-K filed on January 3, 2022), and 11,682,242 Class A Ordinary Shares newly issued in a private placement as set forth in the Issuer’s current report on Form 6-K filed on January 3, 2022.

(3)

In accordance with Rule 13d-3, the percentage reported does not reflect the twenty for one voting power of the Class B Ordinary Shares because the Class B Ordinary Shares are not a registered class of voting equity securities under the Act. The 21,844,724 Class A Ordinary Shares beneficially owned by Century City represents 0.58% of the aggregate combined voting power of the Class A Ordinary Shares and the Class B Ordinary Shares of the Issuer as set out in (2) above.

EXPLANATORY STATEMENT

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 3”) amends and supplements the Initial Schedule 13D, as amended and supplemented by Amendment No. 1 and Amendment No.2. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Prior Schedule 13D Filings. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Prior Schedule 13D Filings.

Item 2. Identity and Background.

The second paragraph of Item 2 of the Prior Schedule 13D Filings is hereby amended and restated as follows:

Century City indirectly owns 62.3% of the outstanding share capital of Paliburg Holdings Limited, a Bermuda company (“Paliburg Holdings”). Paliburg Holdings indirectly owns 69.3% of the outstanding share capital of Regal Hotels International Holdings Limited, a Bermuda company (“Regal Hotels”). Regal Hotels indirectly owns all of the outstanding share capital of Unicorn Star. Each of Paliburg Holdings and Regal Hotels also indirectly owns 50% of the outstanding share capital of P&R Holdings Limited (“P&R Holdings”). P&R Holdings directly owns all of the outstanding share capital of P&R Finance. P&R Holdings also indirectly owns 62.3% of the outstanding share capital of Cosmopolitan International Holdings Limited, a Cayman Islands company (“Cosmopolitan”) (on a fully diluted and as-converted basis), which in turn indirectly owns all of the outstanding share capital of Clear Radiant. Paliburg Holdings indirectly owns 6.1% of the outstanding share capital of Cosmopolitan (on a fully diluted and as-converted basis). Regal Hotels also indirectly owns 12.3% of the outstanding share capital of Cosmopolitan (on a fully diluted and as-converted basis). Regal Hotels owns all the outstanding share capital of Honormate Nominees Limited, a Hong Kong company (“Honormate”).

Item 4. Purpose of Transaction.

Item 4 of the Prior Schedule 13D Filings is hereby amended and restated as follows:

On December 30, 2021, Unicorn Star entered into a share purchase agreement with AMTD (the “2021 SPA”), pursuant to which AMTD agreed to issue 140,186 Class A ordinary shares to Unicorn Star at a price of US$4.28 per Class A ordinary share subject to certain closing conditions.

On December 31, 2021, Honormate Nominees Limited, a company incorporated in Hong Kong and an indirect subsidiary of Century City (“Honormate”), entered into a put option agreement (the “Put Option Agreement”) with International Merchants Holdings, a company incorporated in Cayman Islands (“International Merchants”). Honormate is the beneficial owner of the 7.25% senior perpetual securities issued by AMTD in the nominal amount of USD14,100,000 (the “Perpetual Securities”). Pursuant to the Put Option Agreement, International Merchants granted a put option to Honormate, according to which Honormate may require International Merchants to purchase the Perpetual Securities at a purchase price equal to 90.7 per cent of the nominal amount of the Perpetual Securities.

Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to, at any time and from time to time, review or reconsider their position and/or change their purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Prior Schedule 13D Filings is hereby amended and restated as follows:

Exhibit No.	Description
99.1	Joint Filing Agreement dated January 13, 2022 by and among the Reporting Persons.
99.2	Share Purchase Agreement dated December 29, 2021 between Unicorn Star Limited and AMTD International Inc.
99.3	Put Option Agreement dated December 31, 2021 between International Merchants Holdings and Honormate Nominees Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2022

P&R Finance Limited	By:	/s/ Kenneth Ng Kwai Kai
Name: Kenneth Ng Kwai Kai Title: Director
/s/ Allen Wan Tze Wai
Name: Allen Wan Tze Wai Title: Director

Clear Radiant Limited	By:	/s/ Kenneth Ng Kwai Kai
Name: Kenneth Ng Kwai Kai Title: Director
/s/ Kelvin Leung So Po
Name: Kelvin Leung So Po Title: Director

Unicorn Star Limited	By:	/s/ Kenneth Ng Kwai Kai
Name: Kenneth Ng Kwai Kai Title: Director
/s/ Allen Wan Tze Wai
Name: Allen Wan Tze Wai Title: Director

Century City International Holdings Limited	By:	/s/ Kenneth Ng Kwai Kai
Name: Kenneth Ng Kwai Kai Title: Director
/s/ Kelvin Leung So Po
Name: Kelvin Leung So Po Title: Director